                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                        TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)


                            HUDSON TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444144109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Richard D. Waters, Jr.
                          c/o J.P. Morgan Partners, LLC
                     1221 Avenue of the Americas, 40th Floor
                               New York, NY 10020
                                 (212) 899-3400
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                               (Page 1 of 8 Pages)

--------------

1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                   ---------------------------

CUSIP No.  444144109                   13D                   Page 2 of 8 Pages
---------------------------------                   ---------------------------

-------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      FLEMING US DISCOVERY FUND III, L.P.
-------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                   (b)

-------------------------------------------------------------------------------

     3     SEC USE ONLY


-------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*

                    WC
-------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      / /

-------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
-------------------------------------------------------------------------------

                         7     SOLE VOTING POWER

      NUMBER OF                  16,493,481
       SHARES
    BENEFICIALLY       ------- ------------------------------------------------
      OWNED BY
        EACH             8     SHARED VOTING POWER*
      REPORTING
     PERSON WITH                        0
                       ------- ------------------------------------------------

                         9     SOLE DISPOSITIVE POWER

                                 16,493,481

                       ------- ------------------------------------------------

                         10    SHARED DISPOSITIVE POWER

                                        0
-------------------------------------------------------------------------------

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    16,493,481
-------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                       / /
-------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.6%
-------------------------------------------------------------------------------

    14     TYPE OF REPORTING PERSON*

                    PN
-------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                   ---------------------------
CUSIP No.  444144109                   13D                Page 3 of 8 Pages
---------------------------------                   ---------------------------

-------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
-------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                  (b)

-------------------------------------------------------------------------------

     3     SEC USE ONLY


-------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*

                    WC
-------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                       / /

-------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                    BERMUDA
-------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                 2,643,968
      NUMBER OF
       SHARES          --------------------------------------------------------
    BENEFICIALLY
      OWNED BY          8   SHARED VOTING POWER
        EACH                         0
      REPORTING        --------------------------------------------------------
     PERSON WITH
                        9   SOLE DISPOSITIVE POWER

                                 2,643,968
                       --------------------------------------------------------

                        10  SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,643,968
-------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                               / /

-------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              10.4%
-------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      PN
-------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 6 to the Statement on Schedule 13D originally filed on April 9, 1999, as amended by Amendment No. 1 thereto filed on February 14, 2001, Amendment No. 2 thereto filed on June 25, 2003, Amendment No. 3 thereto filed on September 15, 2003, Amendment No. 4 thereto filed on December 12, 2003 and Amendment No. 5 thereto filed on December 22, 2003 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Issuer") amends and restates Items 1 and 2 and Appendices 1, 2 and 3 and supplements Items 3, 4, 5 and 7 to reflect the conversion of the Series A Preferred Stock into Common Stock.


Item 1. Security and Issuer

The address of the Issuer's principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 2. Identity and Background

This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 to Amendment No. 5 to the statement on Schedule 13D and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), a Delaware limited partnership whose principal office is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020 and (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund" and collectively with the US Fund, the "Funds"), a Bermuda limited partnership whose principal office is c/o Bank of Bermuda, Ltd. 6 Front Street, Hamilton HM 11 Bermuda.

US Fund's principal business is to invest in securities with a view to long-term capital appreciation. The general partner of US Fund is Fleming US Discovery Partners, L.P. ("Fleming Partners"), a Delaware limited partnership, whose principal business office is located at the same address as US Fund. Fleming Partners' principal business is to act as the general partner of US Fund and Offshore Fund. The general partner of Fleming Partners is Fleming US Discovery, LLC ("Discovery"), a Delaware limited liability company whose principal office is located at the same address as US Fund. Discovery's principal business is to act as the sole general partner of Fleming Partners. A Board of Managers consisting of five members manages Discovery. Set forth on Appendix 1 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each member of the Board of Managers and Committees of Discovery.

Effective September 30, 2001, JPMP Capital Corp. ("JPMP Capital"), a New York corporation purchased Robert Fleming Inc.'s interests as the controlling member of Discovery and the sole limited partner of Fleming Partners pursuant to that certain assignment and assumption agreement. As a result thereof, JPMP Capital has the right to appoint three of the five members of the Board of Managers of Discovery. JPMP Capital's principal place office is located at the same address as US Fund. JPMP Capital is engaged in the venture capital and leveraged buyout business. Set forth on Appendix 2 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital.

JPMP Capital is a wholly-owned subsidiary of J.P. Morgan Chase & Co. ("JP Morgan Chase"), a Delaware corporation which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on Appendix 3 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

The Offshore Fund's principal business is to invest in securities with a view to long-term capital appreciation. The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"), a company organized in Bermuda. Fleming Bermuda's principal business office address is located at the same address as the Offshore Fund. Fleming Bermuda's principal business is to serve as a general partner of the Offshore Fund.

During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1, Appendix 2 or Appendix 3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 31, 2004, the US Fund converted 111,642 shares of Series A Preferred Stock ("US Fund Preferred Stock") at a conversion price of $0.79 per share and the Offshore Fund converted 17,898 shares of Series A Preferred Stock ("Offshore Fund Preferred Stock") at a conversion price of $0.79 per share. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purposes of Transactions

(a) The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

(b)-(j) No changes.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the US Fund holds 16,493,481 shares of Common Stock (the "US Fund Common Stock").

As of the date hereof, the Offshore Fund holds 2,643,968 shares of Common Stock (the "Offshore Fund Common Stock").

On March 31, 2004, the US Fund exchanged 111,642 shares of Series A Preferred Stock (which included 107,803 shares of Series A Preferred Stock and 3,839 shares of Series A Preferred Stock that were issued as a dividend on the 107,803 shares) into 14,131,898 shares of Common Stock (the "US Fund Conversion Shares").

On March 31, 2004, the Offshore Fund exchanged 17,898 shares of Series A Preferred Stock (which included 17,283 shares of Series A Preferred Stock and 615 shares of Series A Preferred Stock that were issued as a dividend on the 17,283 shares) into 2,265,570 shares of Common Stock (the "Offshore Fund Conversion Shares").

As of the date hereof, the US Fund holds common stock warrants (the "Exchange Note Warrants") to purchase 44,296 shares of the Issuer's Common Stock, at an exercise price equal to $.87 per share. As of the date hereof, the Offshore Fund holds Exchange Note Warrants to purchase 7,062 shares of the Issuer's Common Stock, at an exercise price equal to $.87 per share.

As of the date hereof, the US Fund holds common stock warrants ("Convertible Note Warrants") to purchase 26,726 shares of the Issuer's Common Stock, at an exercise price equal to $1.21 per share. As of the date hereof, the Offshore Fund holds Convertible Note Warrants to purchase 4,248 shares of the Issuer's Common Stock, at an exercise price equal to $1.21 per share.

As of the date hereof, the US Fund holds common stock warrants ("Additional Convertible Note Warrants") to purchase 30,567 shares of the Issuer's Common Stock, at an exercise price equal to $1.21 per share. As of the date hereof, the Offshore Fund holds Additional Convertible Note Warrants to purchase 4,894 shares of the Issuer's Common Stock, at an exercise price equal to $1.21 per share.

The Exchange Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the US Fund are sometimes collectively referred to herein as the "US Fund Warrants". The Exchange Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the Offshore Fund are sometimes collectively referred to herein as the "Offshore Fund Warrants".

As of the date hereof, the US Fund holds fully vested and currently exercisable options to purchase 30,163 shares of Common Stock (the "US Fund Options").

As of the date hereof, the Offshore Fund holds fully vested and currently exercisable options to purchase 4,837 shares of Common Stock (the "Offshore Fund Options").

Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As a controlling member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. JPMP Capital is a wholly-owned subsidiary of JP Morgan Chase. Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Exchange Act, JP Morgan Chase may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. Each of Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned 75.5% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 9,120,126 shares of Common Stock (includes 8,999,626 shares reported outstanding as of March 8, 2004 by the Issuer in its Annual Report on Form 10-KSB filed with the SEC on March 24, 2004 and 120,500 shares which were issued pursuant to the exercise of options on or prior to March 31, 2004); (ii) the number of shares of Common Stock (16,397,468) issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock; (iii) the number of shares of Common Stock (35,000) issuable upon exercise of the US Fund Options and the Offshore Fund Options and (iv) the total number of shares of Common Stock (117,793) issuable upon exercise of the US Fund Warrants and the Offshore Fund Warrants.

The percentage is calculated by dividing 19,290,242 (which is the sum of 16,397,468; 2,739,981; 117,793 and 35,000) by 25,670,387 (which is the sum of
16,397,468; 117,793; 35,000 and 9,120,126).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference.

(c) On March 31, 2004, the US Fund exchanged 111,642 shares of Series A Preferred Stock (which included 107,803 shares of Series A Preferred Stock and 3,839 shares of Series A Preferred Stock that were issued as a dividend on the 107,803 shares) into 14,131,898 shares of Common Stock.

On March 31, 2004, the Offshore Fund exchanged 17,898 shares of Series A Preferred Stock (which included 17,283 shares of Series A Preferred Stock and 615 shares of Series A Preferred Stock that were issued as a dividend on the 17,283 shares) into 2,265,570 shares of Common Stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No changes.


Item 7. Materials to Be Filed as Exhibits

         The following additional material is filed as an Appendix to this Amendment No. 6:

         Appendix 1-  Information About Fleming US Discovery, LLC Required
                      by Item 2

         Appendix 2-  Information About JPMP Capital Corp. Required by Item 2

         Appendix 3-  Information About JP Morgan Chase & Co. Required by Item 2

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 1, 2004

                  FLEMING US DISCOVERY FUND III, L.P.

                  By: Fleming US Discovery Partners, L.P., its general partner
                       By: Fleming US Discovery, LLC, its general partner

                           By: /s/ Richard D. Waters, Jr.
                               ----------------------------------------
                               Richard D. Waters, Jr., Manager

                   FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                   By: Fleming US Discovery Partners, L.P, its general partner
                       By: Fleming US Discovery, LLC, its general partner

                           By: /s/ Richard D. Waters, Jr.
                               -----------------------------------------
                               Richard D. Waters, Jr., Manager

                                                                      Appendix 1

MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC (1)


BOARD OF MANAGERS

           Robert L. Burr (2)
           Christopher M.V. Jones (3)
           Stephen Oppenheimer (4)
           Faith Rosenfeld (4)
           Richard D. Waters, Jr. (4)

EXECUTIVE COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Stephen Oppenheimer
           Faith Rosenfeld
           Richard D. Waters, Jr.

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Stephen Oppenheimer
           Faith Rosenfeld
           Richard D. Waters, Jr.


--------------


(1) Each of the natural persons listed as a manager or committee member of Fleming US Discovery, LLC is a United States citizen, other than Christopher M.V. Jones, who is a United Kingdom citizen.

(2) Business address is 1221 Avenue of the Americas, 40th Floor, New York, NY 10020.

(3)  Business address is 522 Fifth Avenue, New York, NY 10036.

(4) Business address is 1221 Avenue of the Americas, 39th Floor, New York, NY 10020.

                                                                      Appendix 2

                               JPMP Capital Corp.

             Executive Officers and Directors of JPMP Capital Corp.

                              Executive Officers (1)

President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Dr. Dana Beth Ardi
Managing Director                             Christopher C. Behrens*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Cornell P. French*
Managing Director                             Michael R. Hannon*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr. *



                                 Directors (1)

                           William B. Harrison, Jr.**
                               Jeffrey C. Walker*


------------------

(1) Each of whom is a United States citizen except for Messrs. Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      Appendix 3

                             J.P. MORGAN CHASE & CO.

            Executive Officers and Directors of JPMorgan Chase & Co.

                              Executive Officers (1)



  Chairman of the Board and Chief
      Executive Officer                           William B. Harrison Jr.*
  Vice Chairman                                   David A. Coulter*
  Vice Chairman                                   Thomas B. Ketchum*
  Vice Chairman                                   Donald H. Layton*
  Vice Chairman                                   Jeffrey C. Walker**
  Vice Chairman; Head of Finance,
      Risk Management and Administration          Marc J. Shapiro*
  Executive Officer                               Donald H. McCree III*
  Executive Vice President; Chief
      Financial Officer                           Dina Dublon*
  Executive Vice President; Head of
      Market Risk Management                      Lesley Daniels Webster*
  General Counsel                                 William H. McDavid*
  Director of Human Resources                     John J. Farrell*
  Director of Corporate Marketing
      and Communications                          Frederick W. Hill*
  Controller                                      Joseph L. Scalfani*



                                   Directors (1)

                             Principal Occupation or Employment;
Name                         Business or Residence Address
-------------------------------------------------------------------------------
Hans W. Becherer             Retired Chairman of the Board and
                             Chief Executive Officer
                             Deere & Company
                             One John Deere Place
                             Moline, IL 61265
-------------------------------------------------------------------------------
 Riley P. Bechtel            Chairman and Chief Executive Officer
                             Bechtel Group, Inc.
                             P.O. Box 193965
                             San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.       President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, New York 10019
-------------------------------------------------------------------------------
 John H. Biggs               Former Chairman and Chief
                             Executive Officer
                             TIAA-CREF
                             730 Third Avenue
                             25th Floor
                             New York, NY  10017
-------------------------------------------------------------------------------
 Lawrence A. Bossidy         Chairman of the Board
                             Honeywell International
                             P.O. Box 3000
                             Morristown, NJ 07962-2245
-------------------------------------------------------------------------------


----------------

(1)  Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                             Principal Occupation or Employment;
Name                         Business or Residence Address
-------------------------------------------------------------------------------
 M. Anthony Burns            Chairman of the Board
                             Ryder System, Inc.
                             3600 N.W. 82nd Avenue
                             Miami, Florida 33166
-------------------------------------------------------------------------------
Ellen V. Futter              President and Trustee
                             American Museum of Natural History
                             Central Park West at 79th Street
                             New York, NY 10024
-------------------------------------------------------------------------------
 William H. Gray, III        President and Chief Executive Officer
                             The College Fund/UNCF
                             9860 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, Virginia 22031
-------------------------------------------------------------------------------
 William B. Harrison, Jr.    Chairman of the Board and Chief Executive Officer
                             J.P. Morgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York  10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan            Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, New York 10036
-------------------------------------------------------------------------------
 Lee R. Raymond              Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                             5959 Las Colinas Boulevard
                             Irving, TX 75039-2298
-------------------------------------------------------------------------------
 John R. Stafford            Chairman of the Board
                             American Home Products Corporation
                             5 Giralda Farms
                             Madison, New Jersey 07940
-------------------------------------------------------------------------------